UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

10482B101

(CUSIP Number)

Bradley L. Hasselwander

Chief Executive Officer

Auto Services Company, Inc.

1793 HWY 201 N

Mountain Home, AR 72653

870-425-8330

H. Watt Gregory, III

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2020

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS Auto Services Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,494,318 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,494,318 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,494,318 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes beneficial ownership of (i) 1,205,801 shares of Common Stock, par value $0.01 per share (“Common Stock”) and (ii) 288,517 shares of Common Stock that are issuable upon the conversion of 215,762 shares of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,823,513 shares of Common Stock of Braemar Hotels & Resorts Inc. (the “Issuer”) are issued and outstanding, which includes (i) 33,534,996 shares of Common Stock outstanding as of May 22, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as amended by amendment to such Quarterly Report, filed on Form 10-Q/A with the Securities and Exchange Commission on June 3, 2020, and (ii) 288,517 of Common Stock that are issuable to Auto Services Company, Inc. (“ASC”) upon conversion of 215,762 shares of the Series B Preferred Stock.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS ASC Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,494,318 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,494,318 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,494,318 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes indirect beneficial ownership of (i) 1,205,801 shares of Common Stock and (ii) 288,517 shares of Common Stock that are issuable upon the conversion of 215,762 shares of Series B Preferred Stock convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,823,513 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,534,996 shares of Common Stock outstanding as of May 22, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as amended by amendment to such Quarterly Report, filed on Form 10-Q/A with the Securities and Exchange Commission on June 3, 2020, and (ii) 288,517 shares of Common Stock that are issuable to ASC upon conversion of 215,762 shares of the Series B Preferred Stock.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS Bradley L. Hasselwander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,494,318 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,494,318 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,494,318 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes indirect beneficial ownership of (i) 1,205,801 shares of Common Stock and (ii) 288,517 shares of Common Stock that are issuable upon the conversion of 215,762 shares of Series B Preferred Stock convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,823,513 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,534,996 shares of Common Stock outstanding as of May 22, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as amended by amendment to such Quarterly Report, filed on Form 10-Q/A with the Securities and Exchange Commission on June 3, 2020, and (ii) 288,517 shares of Common Stock that are issuable to ASC upon conversion of 215,762 shares of the Series B Preferred Stock.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2020 (the “Schedule 13D”) filed by Auto Services Company, Inc., an Arkansas corporation (“ASC”), ASC Holding Company, Inc. (“ASC Holding”), an Arkansas corporation, and Bradley L. Hasselwander (“Hasselwander”), an individual. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment relates to the Common Stock, par value $0.01 per share, of Braemar Hotels and Resorts, Inc., a Maryland corporation (the “Company”).

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified. This Amendment constitutes an exit filing of the Reporting Persons as the Reporting Persons beneficially own less than five percent of the Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons have authorized Bradley L. Hasselwander, the CEO of ASC and ASC Holding, to evaluate whether a partial divestment of their interest in the Issuer should take place and if so, the terms and conditions of any such divestment. As part of this evaluation, Mr. Hasselwander determined to sell the shares of Common Stock and Series B Preferred Stock described in Item 5 in the open market, which information relating to such sales is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The statements in clauses (a) and (b), (c) and (e) of the Schedule 13D are supplemented and amended as follows:

(a) and (b)  The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. ASC is the beneficial owner of 1,494,318 shares of Common Stock, constituting approximately 4.42% of outstanding Common Stock (assuming conversion of all shares of Series B Preferred Stock owned by the Reporting Persons). Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares of Common Stock beneficially owned by ASC. Because he is the controlling stockholder of ASC Holdings, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares of Common Stock beneficially owned by ASC. The foregoing ownership percentage is calculated assuming a total of 33,823,513 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,534,996 shares of Common Stock outstanding as of May 22, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as amended by amendment to such Quarterly Report, filed on Form 10-Q/A with the Securities and Exchange Commission on June 3, 2020, and (ii) 288,517 shares of Common Stock that are issuable to ASC upon conversion of 215,762 shares of the Series B Preferred Stock. None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) of the Schedule 13D beneficially owns any other securities of the Issuer.

(c)  Transactions by the Reporting Persons in the sale of shares of Common Stock and Series B Preferred Stock of the Issuer in the period since May 27, 2020, the date of filing of the Schedule 13D, are as follows on the next page, all of which sales were effected by ASC through open market sales:

1.	Sales of Common Stock by ASC:

Date of Sale	Number of Shares Sold	Price Per Share(1)	Price Range
6/5/2020	40,000	$4.79	$4.75 - $4.85
6/9/2020	10,000	$5.05	$5.00 - $5.29
6/10/2020	35,000	$4.54	$4.50 - $4.56
6/16/2020	156,315	$3.99	$3.86 - $4.05
6/19/2020	164,849	$3.50	$3.40 - $3.55

(1) The shares of Common Stock disclosed above were sold in multiple transactions at prices within the price ranges specified for each date above. The prices reported in the Price Per Share column are the weighted average price (before fees) of the shares of Common Stock sold by ASC on each date. Each Reporting Person will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

2.	Sales of Series B Preferred Stock by ASC:

Date of Sale	Number of Shares Sold	Price Per Share(1)	Price Range
5/29/2020	6,000	$10.35	$10.13 - $10.64
6/5/2020	10,000	$12.78	$11.90 - $12.90
6/10/2020	140	$11.74	$11.74
6/15/2020	15,000	$9.54	$9.50 - $9.65
6/16/2020	14,597	$9.93	$9.59 - $10.51
6/17/2020	20,000	$10.01	$10.00 - $10.16
6/18/2020	13,707	$10.00	$9.99 - $10.10
6/19/2020	5,193	$10.43	$10.13 - $10.84
6/22/2020	600	$9.99	$9.99

(1) The shares of Series B Preferred Stock disclosed above were sold in multiple transactions at prices within the price ranges specified for each date above. The prices reported in the Price Per Share column are the weighted average price (before fees) of the shares of Series B Preferred Stock sold by ASC on each date. Each Reporting Person will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Series B Preferred Stock sold at each separate price.

(e)  On June 17, 2020, the Reporting Persons sold an aggregate of 20,000 shares of Series B Preferred Stock representing 26,744 shares of Common Stock issuable upon conversion, and consequently no longer beneficially owned five percent or more of the total outstanding shares of Common Stock as of such date.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2020.

Auto Services Company, Inc.

By:        /s/ Bradley L. Hasselwander

Name:   Bradley L. Hasselwander

Title:     President and CEO

ASC Holding Company, Inc.

By:        /s/ Bradley L. Hasselwander

Name:   Bradley L. Hasselwander

Title:     President and CEO

/s/ Bradley L. Hasselwander

Bradley L. Hasselwander